

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Linda Rubinstein
Chief Financial Officer
Adverum Biotechnologies, Inc.
100 Cardinal Way
Redwood City , CA

> **Re: Adverum Biotechnologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 001-36579**

Dear Linda Rubinstein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements
5. Leases, page 96

1. Please respond to the following lease related comments:
   - You disclosed here that you adjusted to eliminate the deferred rent receivable in 2022 because its collectability was determined to be less than probable. Help us understand how you have considered whether such a determination would raise similar concern for the impairment of your right of use lease assets.
   - Quantify for us and revise future filings to clearly disclose the charges to the statement of operations as a result of lease modifications, as well as their related accounts. This comment also applies to your 2023 10-Q filings.
   - As a related matter, you disclosed under Item 9A that an immaterial non-cash lease accounting error was identified in previously issued financial statements. Please help us understand the nature and amount of the error, as well as how you have assessed its materiality.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Li Xiao at 202-551-4391 or Mary Mast at 202-551-3613 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences